Exhibit 99.1

FOR IMMEDIATE RELEASE

Viña Concha y Toro agrees to acquire Fetzer Vineyards from Brown-Forman, expanding its operations to California

Santiago, Chile, March 1, 2011 – Viña Concha y Toro S.A. (NYSE: VCO) and Brown-Forman Corporation (NYSE: BFA, BFB) announced today the acquisition by Viña Concha y Toro of Fetzer Vineyards and related assets from Brown-Forman in California. The purchase price for the transaction is US$ 238 million. The transaction is expected to close in April 2011, subject to regulatory and other customary closing conditions.

The acquisition includes a portfolio of brands with attractive positioning in the American wine market including: Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and Little Black Dress. For fiscal 2010, the acquired brands represented volumes of 3.1 million cases and net sales of US$156 million; Concha y Toro also acquires assets including mainly: 429 hectares of vineyards owned and leased in Mendocino County, California; cellars with capacities of 36 million liters (Hopland, California) and 6 million liters (Paso Robles, California) and a bottling facility. The key facilities are located in Hopland, California and employ approximately 240 people.

Fetzer is one of the top ten brands by volume in the U.S. market with sales of 2.2 million cases annually. Fetzer is also a pioneer in the development of sustainable practices and recognized as an environmental leader, a commitment that has been a hallmark of the brand for the last 20 years. Bonterra is the undisputed leader in the premium organic category and pioneered the development of vineyards in this category since 1987. With sales of 300 thousand cases annually, Bonterra is more than three times the size of its nearest organic competitor.

Eduardo Guilisasti, Chief Executive Officer of Viña Concha y Toro said: “The Fetzer acquisition is the largest transaction of this type in the company’s history. It represents a continuation of our business strategy, which has been carried out successfully over time and enabled us to enjoy steady growth. We believe that this transaction opens additional growth opportunities globally, as well as in the American market, with its main brands Fetzer and Bonterra. We further intend to incorporate the culture of excellence and commitment of the great team at Fetzer who have created exceptionally strong consumer brands”.

Paul Varga, Chief Executive Officer of Brown-Forman said, “Fetzer and Bonterra have been wonderful brands for Brown-Forman over the years, but as our company has grown globally and our portfolio strategy has evolved, we believe refocusing our resources on what we deem to be our best opportunities for strong growth will provide superior shareholder returns over the long term. And we are particularly pleased that such a prestigious wine company as Viña Concha y Toro will continue the legacy of success these brands have enjoyed over the last several decades.”

About Concha y Toro

Founded in 1883, Viña Concha y Toro is Latin America’s leading producer and occupies an outstanding position among the world’s most important wine companies, currently exporting to 135 countries worldwide. Uniquely, it owns around 9,500 hectares of prime vineyards, which allows the company to secure the highest quality grapes for its wine production. Concha y Toro’s portfolio includes a wide range of successful brands at every price point, from the top of the range Don Melchor and Almaviva to the flagship brand Casillero del Diablo and innovative stand-alone brands such as Palo Alto and Maycas del Limarí. The Company has 3,162 employees and is headquartered in Santiago, Chile.

About Brown-Forman

For 140 years, Brown-Forman Corporation has enriched the experience of life by responsibly building fine quality beverage alcohol brands, including Jack Daniel’s Tennessee Whiskey, Southern Comfort, Finlandia, Jack Daniel’s & Cola, Canadian Mist, Fetzer, Korbel, Gentleman Jack, el Jimador, Tequila Herradura, Sonoma-Cutrer, Chambord, New Mix, Tuaca, Woodford Reserve, and Bonterra. Brown-Forman’s brands are supported by nearly 4,000 employees and sold in approximately 135 countries worldwide.

Contacts:
Media	Investor Relations
Isabel Alvarez – (56-2) 476 5133	Andrés Izquierdo – (56-2) 476 2738
Blanca Bustamante– (56-2) 476 5026

UK Media

Celine Bouteiller

Mandarin Communications – +44 (0)7946 528918

celine@mandarincommunications.co.uk

Relevant links:

www.conchaytoro.com

www.brown-forman.com

www.fetzer.com

www.bonterra.com